Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

April 4, 2019

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on May 13, 2019, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Wednesday, April 10, 2019, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience in any event so as to be received by the Company in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 13, 2019

This Proxy Statement is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on May 13, 2019, at 5:00 p.m. (Israel time), or at any postponement or adjournment thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	To re-elect Allen Baharaff as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation paid to him as a director;

2.	To elect Marshall Heinberg as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation paid to him as an expert external director;

3.	To re-elect Prof. Ran Oren as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2020 and when his successor has been duly elected and to approve the compensation paid to him as a director;

4.	To approve an increase to the salary of Allen Baharaff, the Company’s President and Chief Executive Officer;

5.	To approve an annual cash bonus and related objectives and terms thereof for 2019, for Allen Baharaff, the Company’s President and Chief Executive Officer;

6.	To approve the appointment of Allen Baharaff, the Company’s President and Chief Executive Officer as the Chairman of the Board;

7.	To approve the grant of options to purchase ordinary shares of the Company to Marshall Heinberg, subject to his election as a director of the Company; and

8.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2020 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Wednesday, April 10, 2019 (the “Record Date”).

As of March 31, 2019, the Company had outstanding 21,113,066 ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to May 20, 2019, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of each of Proposals 4, 5 and 6 is also subject to the fulfillment of one of the following additional voting requirements (“Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), in order for your vote to be counted with respect to Proposals 4, 5 and 6, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);

•	any entity in which you or a Relative of yours holds 5% or more of such entity’s outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposals 4, 5 and 6.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Guy Nehemya, Chief Operating Officer, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposals 4, 5 and 6.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, Chief Financial Officer, or by facsimile to +972-3-6938447, no later than Friday, May 3, 2019 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, Chief Financial Officer, or by facsimile to +972-3-6938447, no later than Thursday, April 11, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, April 18, 2019, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018, please see Item 6 B. of our annual report on Form 20-F filed with the SEC on March 13, 2019, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSALs 1, 2 and 3

RE-ELECTION of class II AND iii directorS

Membership of the Board

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors (not including the two external directors, each of whom is not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting of shareholders to be held in 2021; the term of the Class II directors will expire at the close of the Meeting; and the term of the Class III Directors will expire at the close of the annual general meeting of shareholders to be held in 2020.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of eight members, two of whom are external directors.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Director Compensation

If elected, Mr. Baharaff and Prof. Oren will be each entitled to receive an annual fee in the amount of $40,000 plus VAT, payable on a quarterly basis at the end of each quarter, as is paid to each of our directors (except for an expert external director, who is entitled to an annual fee in the amount of $50,000 plus VAT, payable on a quarterly basis at the end of each quarter).

If elected, and in accordance with the recommendation of our remuneration committee and the Board, Mr. Heinberg shall be compensated as an expert external director due to his expertise and significant involvement in the Company’s affairs, and shall be entitled to receive an annual fee in the amount of $50,000 plus VAT, payable on a quarterly basis at the end of each quarter, which is the same compensation to which an expert external director under the Companies Law is entitled.

If elected, each of Mr. Baharaff, Mr. Heinberg and Prof. Oren will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Directors

At the Meeting shareholders are requested:

(i)	to re-elect Mr. Baharaff as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation to be paid to him as a director.

(ii)	to elect Mr. Heinberg as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation to be paid to him as an expert external director.

(iii)	to re-elect Prof. Oren as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2020 and when his successor has been duly elected and to approve the compensation to be paid to him as a director.

Below is the biographical information for each director who is nominated for re-election at the Meeting:

Allen Baharaff, our President and Chief Executive Officer and a member of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Marshall Heinberg joined our Board on October 14, 2018. Mr. Heinberg has extensive experience relevant to us and insight into the global capital markets and has worked with several life science and technology companies. Mr. Heinberg serves as a Senior Advisor to Burford Capital and is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including the Company since 2013. Since April 2017, Mr. Heinberg has served on the board of directors of Ecology and Environment (EEI) and is currently Executive Chairman of the Board of Directors. Since January 2010, Mr. Heinberg has served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Mr. Heinberg has also served as a director of National Financial Partners Corp., a business that provided advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada until the company was acquired by Madison Dearborn in July 2013. Mr. Heinberg was also a non-executive director of Image Entertainment, Inc., a leading independent licensee and distributor of entertainment programming in North America, until the Company was acquired in October 2012. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

Prof. Ran Oren, M.D. joined our Board in March 2017 and has served as a member of our scientific advisory board since 2014, and as the Company's Chief Medical Officer from August 1, 2016 to March 14, 2017. Prof. Oren is a Professor of Gastroenterology & Hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and was the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel between the years 2011 to 2018. In addition, Prof. Oren serves as a member of the Scientific Advisory Board of Redhill Biopharma Ltd., a member of the board of directors of the Boxenbaum – Netta Foundation Ltd. (CC), provides consultancy services to Serenus Ltd., advises Maccabi Healthcare in the field of liver and serves at the editorial board of the official journal of the American Association for the study of liver diseases Hepatology. Prof. Oren published over the years in the fields of liver fibrosis, thyroid hormone, effect on liver diseases and hepatocyte transplantation. In recent years his main research interests are in the field of non-alcoholic fatty liver disease (NAFLD) – epidemiology, risk factors, diagnosis and treatment. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as Chief of Medicine from 2008 to 2010. Prof. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Baharaff as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation to be paid to him as a director, as detailed in the Proxy Statement dated April 4, 2019.”

“RESOLVED, to elect Mr. Heinberg as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2022 and when his successor has been duly elected, and to approve the compensation to be paid to him an expert external director, as detailed in the Proxy Statement dated April 4, 2019.”

“RESOLVED, to re-elect Prof. Oren as a Class III director to serve as a member of the Board until the close of the annual general meeting to be held in 2020 and when his successor has been duly elected and to approve the compensation to be paid to him as a director, as detailed in the Proxy Statement dated April 4, 2019.”

The Board recommends that the shareholders vote “FOR” each of the proposed resolutions.

PROPOSAL 4

APPROVAL OF AN INCREASE TO THE
SALARY OF ALLEN BAHARAFF

On December 30, 2013, we entered into an employment agreement with Mr. Baharaff who serves as our President, Chief Executive Officer and as a member of our Board, as amended on March 15, 2016 and July 20, 2017, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Under the terms of his employment agreement, Mr. Baharaff is entitled, among other things, to a gross monthly salary of NIS 115,000.

Our Board and remuneration committee have resolved to approve an increase to Mr. Baharaff’s gross monthly salary to NIS 144,375 per month, commencing January 1, 2019 with such increased salary to be in effect for a period of two years, subject to the approval of the shareholders.

Accordingly, at the Meeting, our shareholders will be asked to approve the foregoing increase to the salary of Mr. Baharaff.

The proposed increase to the salary of Mr. Baharaff was approved by our remuneration committee and Board while considering, among other things, Mr. Baharaff’s performance and contribution to the Company as well as his experience and the terms of the Company’s Compensation Policy. When reviewing Mr. Baharaff's salary, the remuneration committee and the Board reviewed a peer group remuneration survey prepared by the Company and considered market trends in similar companies. Following the proposed amendment, the salary of Mr. Baharaff will remain consistent with our Compensation Policy.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the salary of Mr. Baharaff, the President and Chief Executive Officer of the Company, as described in the Proxy Statement, dated April 4, 2019.”

The Board recommends that the shareholders vote “FOR” the proposed resolution

PROPOSAL 5

ANNUAL CASH BONUS AND RELATED OBJECTIVES

AND TERMS THEREOF FOR 2019 FOR ALLEN BAHARAFF,

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through teamwork and collaboration.

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s President and Chief Executive Officer. Taking into account numerous factors, including our Compensation Policy and other relevant information and materials presented to the Company’s remuneration committee and Board, the Company’s remuneration committee and Board have approved, and are recommending that the shareholders approve, the following annual cash bonus for 2019 and related objectives and terms including therein for the Company’s President and Chief Executive Officer, Allen Baharaff.

At the Meeting, shareholders are requested to approve the following annual cash bonus and related objectives and terms thereof for 2019 for Mr. Baharaff.

Maximum annual bonus

The maximum annual bonus that may be granted to Mr. Baharaff is based on the same formula as determined for other office holders of the Company as set forth in the Compensation Policy.

Eligibility

Mr. Baharaff would be eligible to receive an annual cash bonus for the year 2019, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as the Company’s President and Chief Executive Officer through December 31, 2019; (ii) achievement of the specific objectives using the pre-defined key performance indicators described below; (iii) the limitations of our Compensation Policy and applicable law; and (iv) all other terms of the bonus plan as set forth below.

Minimum Threshold

Mr. Baharaff’s annual cash bonus would be subject to the Company having cash and cash equivalents and marketable securities of at least $10,000,000 as of December 31, 2019.

Objectives

The objectives for Mr. Baharaff’s annual cash bonus for 2019 include, among others, a clinical execution (to include, among other features, the initiation of a Phase III clinical trial to be conducted during Q3 of 2019), which accounts for 60% of the annual cash bonus (the other features are allocated other percentages). The annual cash bonus will be equal to six times Mr. Baharraff’s base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than six times Mr. Baharraff’s base salary).

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an annual cash bonus and related objectives and terms thereof for 2019 for Mr. Allen Baharaff, the President and Chief Executive Officer of the Company, as described in the Proxy Statement, dated April 4, 2019.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

TO APPROVE THE APPOINTMENT OF ALLEN BAHARAFF, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER AS THE CHAIRMAN OF THE BOARD OF DIRECTORS

On December 25, 2018, Chaim Hurwitz, our former Chairman of the Board, resigned effective immediately. Following such resignation, on December 26, 2018, our Board nominated Mr. Baharaff, our President, Chief Executive Officer and current member of the Board, to assume the role of Chairman of the Board, subject to and commencing upon the approval of our shareholders, for a period of three years.

Under the Companies Law, the Chief Executive Officer of an Israeli public company may not serve as the chairman of the board of directors of such company, unless approved by the shareholders of the company, and for a period of up to three years.

Accordingly, at the Meeting, the shareholders will be asked to approve, subject to the approval of Proposal No. 1, the appointment of Mr. Baharaff, our President and Chief Executive Officer, as Chairman of the Board, commencing upon the approval of our shareholders and for a period of three years.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the appointment of Allen Baharaff, our President and Chief Executive Officer, as Chairman of the Board, commencing upon the approval of our shareholders and for a period of three years.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 7

GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES TO MARSHALL HEINBERG, SUBJECT TO HIS RE-ELECTION AS A DIRECTOR OF THE COMPANY

Pursuant to our Compensation Policy, it is our philosophy to provide fair and reasonable compensation to our directors, taking into account, among others, our business environment, size and nature of operations. With respect to their services as Board members, each director, whether or not a member of the Company’s management, and whether an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees. Expert external directors receive a higher compensation.

This Proposal 7 is intended to approve an equity award to Mr. Heinberg, our recently appointed director, subject to his election at the Meeting.

Accordingly, at the Meeting, shareholders will be requested to approve a grant of options to purchase 30,000 Ordinary Shares to Mr. Heinberg, at an exercise price equal to $8.95 per share (which was the last trading day price preceding the Board’s meeting on November 1, 2018 (the “Options”)). As of such date, the aggregate value of the proposed award to Mr. Heinberg, calculated in accordance with the Black & Scholes option pricing model at the vesting commencement date, was $0.2 million.

The Options will be granted under the 2013 Incentive Share Option Plan (the “2013 Plan”) and vest over a period of four (4) years, with 25% of the options vesting upon the lapse of 12 months following the date of the Board’s approval, and thereafter the remainder of the options vesting on an equally quarterly basis, provided that Mr. Heinberg remains continuously a director of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution by Mr. Heinberg of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The Options will expire on October 31, 2029.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, subject to the approval of Proposal 2, to grant to Mr. Heinberg options to purchase 30,000 Ordinary Shares of the Company, under the Company’s 2013 Plan, as described in the Proxy Statement, dated April 4, 2019.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 8

Re-APPOINTMENT OF Auditors

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2019, and until the 2020 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2018, our audit committee approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2018 and 2017:

	2018	2017
	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	48	35
Tax Fees (3)	—	17
Total	108	112

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to a tax ruling.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2019, and until the 2020 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2018 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 13, 2019, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. David Sidransky Lead Independent Director

Allen Baharaff
President and Chief Executive Officer

Tel Aviv, Israel

April 4, 2019